

January 4, 2022

Archil Cheishvili
Chief Executive Officer
GenesisAI Corporation
201 SE 2nd Ave.
Miami, Florida 33131

> **Re: GenesisAI Corporation**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 21, 2021**
> **CIK No. 0001797609**

Dear Mr. Cheishvili:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted December 21, 2021

Cover Page

1. It appears that the aggregate offering price of this offering exceeds $75 million. When calculating the aggregate offering price, please include the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A and reduce the amount of securities offered herein to not exceed $75 million.

2. Please adjust the resale portion of the offering to be limited to 30% of the aggregate offering price. Refer to Rule 251(a)(3)(i) of Regulation A.

Plan of Distribution
Offering Amount and Distribution, page 17

3. We note your disclosure that the "first investments in the offering that aggregate up to $20 million will be qualified to receive one bonus share for every share purchased." Please be advised that discounts based on time of investment are not permissible under Regulation A. Please revise.

4. Please disclose how you will notify potential investors that the maximum number of bonus shares have already been issued and are no longer available.

5. You state that you will assign the investor to one of three tiers for bonus share eligibility based on the strength of the promotional efforts of the investor, as determined within your sole discretion. Please provide examples of the promotional efforts in each of the three tiers.

6. It appears that you intend to issue bonus shares to investors participating in the GenesisAI Community Program if they promote the GenesisAI platform on their social media platforms. We also note that you prohibit investors from "referring to or promoting this Offering or any other offer or sale of [y]our securities" in their social media posts. We note that the Commission historically has interpreted the term "offer" broadly. For example, the Commission explained that "the publication of information and publicity efforts, made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities constitutes an offer." *See* Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets, Release No. 33-10884, (Nov. 2, 2020) [86 FR 3496 (Jan. 14, 2021)], at 3517. Your investors' social media posts, which will occur during your offering and for which you are compensating them, could have the effects referenced above and would thus appear to constitute offers under Section 2(a)(3) of the Securities Act. Please provide your analysis, including references to relevant statutes, rules, or interpretations, explaining why you believe the posts are not offers.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Bevilacqua, Esq.